

Mail Stop 4720

October 5, 2015

Ms. Lisa L. Kim
SVP, General Counsel and Secretary
Cathay General Bancorp
777 North Broadway
Los Angeles, CA 90012

>   **Re: Cathay General Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 16, 2015**
>   **File No. 001-31830**

Dear Ms. Kim:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services